FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month October 2015 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On October 21, 2015 the registrant Announce Schedules Third Quarter 2015 Financial Results, Conference Call & Investor Day

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 21, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Schedules Third Quarter 2015
Financial Results, Conference Call & Investor Day

- Company to release third quarter results on November 11, 2015 -

- Annual Investor Day to be held on November 18, 2015 -

MIGDAL HAEMEK, Israel –October 21, 2015, MIGDAL HAEMEK, ISRAEL – TowerJazz (NASDAQ/ TASE: TSEM), the global specialty foundry leader, will issue its third quarter 2015 earnings release on Wednesday, November 11, 2015. The Company will hold a conference call to discuss its third quarter 2015 financial results and fourth quarter 2015 guidance on Wednesday, November 11, 2015, at 10:00 a.m. Eastern Time (09:00 a.m. Central, 08:00 a.m. Mountain, 07:00 a.m. Pacific and 05:00 p.m. Israel time).

This call will be webcast and can be accessed through the Investor Relations section on TowerJazz’s website at http://ir.towerjazz.com/ or can also be accessed by calling the following numbers:

U.S. Toll Free: 1-888-407-2553; Israel: 03-918-0610; International: +972-3-918-0610.

The teleconference will be available for replay for 90 days.

In addition, on November 18th, 2015, TowerJazz will hold its Annual Investor and Analyst Day, in conjunction with its 10th annual TGS (Technical Global Symposium). The event will be held at the Radisson Hotel, Newport Beach, CA, USA. The event will provide investors and analysts the opportunity to hear about TowerJazz and TPSCo’s business and financial performance, and strategy. It will feature presentations from both TowerJazz and semiconductor industry executives, as well as provide an opportunity for investors to meet with some of the Company’s suppliers and customers.

For more information and registration please visit: http://go.towerjazz.com/investor-day.

About TowerJazz

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.  For more information, please visit www.towerjazz.com.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

Contact Information:

TowerJazz Investor Relations Noit Levy-Karoubi, +972 4 604 7066 noit.levi@towerjazz.com	GK Investor Relations Kenny Green, +1 646 201 9246 (US) kenny@gkir.com